Mail Stop 3561

November 1, 2006

Via Fax & U.S. Mail

Mr. Kevin M. Farr
Chief Financial Officer
333 Continental Boulevard
El Segundo, California 90245-5012

      Re: Mattel, Inc.
               Form 10-K for the year ended December 31, 2005
               Filed February 27, 2006
               File No. 001-05647

Dear Mr. Farr:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis

– Results of Operations 2005 Compared to 2004, page 23

1. We note that your discussion of the changes in gross profit lists several factors that contributed to the decrease in gross profit from 2004 to 2005, however the factors are not quantified as to how much each contributed to the decrease, or partial offset in the decrease. Please revise future filings to discuss and analyze cost of sales (rather than margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate. Please expand your discussion of cost of sales and other selling and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that the decrease in gross profit as a percentage of sales in 2005 resulted from higher external cost pressures, higher sales of lower margin products, including the impact of sales mix and higher royalty costs, partially offset by favorable changes in currency exchange rates and a moderate price increased, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

– Application of Critical Accounting Policies, page 41

2. In light of the significant amount of "sales adjustments" for customer discounts, rebates, and returns that reduce gross sales in determining the net sales amount, we believe you should consider revising future filings to include a discussion of the sales adjustments made to gross sales, in your Critical Accounting Policies and Estimates section. Your discussion should address the factors considered in making these estimates and the potential impact on the financial statements if actual results differ from your assumptions. See SEC Release No. 33-8350. Your revised disclosure should also explain in further detail the nature of the discounts and rebates offered to your customers and should also explain how these sales adjustments are recognized in your financial statements.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

– Advertising and Promotion Costs, page 59

3. We note your disclosure that direct-response advertising is capitalized and amortized over its expected period of future benefits. In future filings, please disclose the amount of advertising costs reported as an asset at each balance sheet presented, if material. See paragraph 49 of SOP No. 93-7.

Net Income Per Common Share, page 61

4. We note the disclosure indicating that the weighted average shares used to compute basic earnings per share includes common shares obtainable upon the exchange of the exchangeable shares of Mattel's indirect wholly owned Canadian subsidiary Softkey Software Products Inc. Please tell us and explain in further detail in the notes to your financial statements the terms under which Softkey's exchangeable shares are exchangeable into Mattel's common shares. Also, please explain why you believe it is appropriate to include these shares in the weighted average number of shares used to compute Mattel's basic earnings per share.

Note 3. Income Taxes, page 63

5. We note your disclosure that in 2005 you reduced your income tax reserves by $38.6 million as a result of tax settlements reached with various tax authorities and reassessments of tax exposures based on the status of current audits in various jurisdictions around the world. Please revise your disclosure in future filings to provide more detail as to how you determine the amount to be reserved for uncertain tax positions. Also, provide us an analysis as of December 31, 2005 for the liability for estimated federal, state and international audit adjustments. As part of your analysis, describe for us in detail the significant issues that comprise the liability, tell us the amount recorded for each issue, explain to us how the amount was calculated, tell us the year to which the recorded amount relates, and tell us when the amount was recorded. Additionally, please revise your disclosure in future filings to more fully discuss the nature of any significant amounts included in the tax reserve.

Note 5. Seasonal Financing and Debt, page 71

6. We note your disclosure that you sell accounts receivable through both a domestic receivables facility and international subsidiaries. Please tell us, and revise future filings to disclose, your accounting policies for initially measuring retained interests, if any, including the methodology used in determining their fair value of the aggregate amount of gains or losses on sales of trade receivables. Also, disclose the characteristics of the securitizations, the gain or loss from sale of financial assets in securitizations, and the cash flows between the company and the Mattel Factoring. See paragraph 17 of SFAS No. 140 and paragraph 13d of SOP 01-6.

Note 9. Commitments and Contingencies, page 79

7. We note that certain leases include provisions for additional rental payments based on a percentage of the sales. Please revise future filings to disclose how you account for contingent rent and the amount of contingent rent expense for each period in which an income statement is presented. See paragraph 16 of SFAS No. 13. Also, please tell us if you account for leases that provide for escalating rental payments over their terms on a straight-line basis. If not, explain the basis for your accounting treatment.

Note 13. Quarterly Financial Information (Unaudited), page 90

8. Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Form 8-K furnished October 16, 2006

9. We note that during the third quarter of 2006 you completed a comprehensive review of your historical stock option practices for grants made during the period beginning fourth quarter 1993 through third quarter 2006. Please explain to us the analysis that was performed on the amount of pro forma compensation cost previously disclosed in the notes to the financial statements pursuant to Statement 123 in order to determine if the amount disclosed was in error. In light of the adjustment made to correct errors in the amount of stock compensation expense previously recognized, if there are material errors to the amount of pro forma compensation cost previously disclosed, we believe that you should correct the footnote disclosures provided for prior periods. If you do not believe any corrections are required to your previously disclosed pro forma amounts disclosed pursuant to SFAS No. 123, please explain in detail your basis for this conclusion.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief